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DEC 26 2019

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A[redacted]ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38098

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2018 AND ENDING 10/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARLINGTON SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 MARINE LANE
(No. and Street)

SAINT LOUIS MO 63146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT E HILLARD 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAUK KRUSE & ASSOCIATES LLC
(Name – *if individual, state last, first, middle name*)

600 EMERSON RD STE 124 SAINT LOUIS MO 63141
(Address) (City) (State) (Zip Code)

Securities and Exchange Commission
Trading and Markets

DEC 27 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT E HILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARLINGTON SECURITIES INC, as of OCTOBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Hillard
Signature

PRESIDENT
Title

Susan M Cullen
Notary Public

SUSAN M CULLEN
Notary Public - Notary Seal
St Louis County - State of Missouri
Commission Number 15019951
My Commission Expires Mar 15, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

600 Emerson Road | Suite 124 | St. Louis, MO 63141 | www.haukkruse.com
p: 314.993.4285 | f: 314.993.4288

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arlington Securities, Inc. as of October 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arlington Securities, Inc. as of October 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arlington Securities, Inc.'s management. Our responsibility is to express an opinion on Arlington Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arlington Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The *Calculation of Net Capital Reported and Required* has been subjected to audit procedures performed in conjunction with the audit of Arlington Securities, Inc.'s financial statements. The supplemental information is the responsibility of Arlington Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the *Calculation of Net Capital Reported and Required* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hauk Kruse & Associates, LLC

Hauk Kruse & Associates, LLC
Saint Louis, Missouri

December 12, 2019

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

600 Emerson Road | Suite 124 | St. Louis, MO 63141 | www.haukkruse.com
p: 314.993.4285 | f: 314.993.4288

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Arlington Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Arlington Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Arlington Security Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended October 31, 2019. Arlington Security Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended October 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended October 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Arlington Security Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended October 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Arlington Security Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauk Kruse & Associates LLC

Hauk Kruse & Associates, LLC
Saint Louis, Missouri
December 12, 2019

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2019

ASSETS

Assets:	
Checking Account	$155,865
Market Value of Investments	195,451
Receivables:	
Clearing Organization	16,062
Concessions Receivable	174,143
Other	2,176
Prepaid Expenses	15,921
Deferred Tax Benefit	2,429
Total Assets	$562,047

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Wages and Commissions Payable	$317,649
Other Payables and Accrued Expenses	14,624
Total Liabilities	332,273
Shareholder's Equity:	
Capital Stock	23,850
Retained Earnings	205,924
Total Shareholder's Equity	229,774
Total Liabilities and Shareholder's Equity	$562,047

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Income

Year Ended October 31, 2019

Revenues:	
Concession: Mutual Fund and Insurance	$ 2,134,240
Commission: Stocks & Bonds	21,479
Investment Advisory Fees	24,480
Recognized Dividend and Net Capital Loss	4,508
	2,184,707
Expenses:	
Commissions Expense	1,147,637
Officer Compensation & Benefits	862,596
Payroll Tax Expense	25,783
Errors Insurance & Fidelity Bonds	29,638
Regulatory Fees and Expense	38,395
Clearing Expenses	13,325
Other Expenses	64,950
	2,182,324
Income (Loss) Before Income Taxes	2,383
Income Tax Expense	4,916
Net Income (Loss)	$ (2,533)

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2019

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2018	$23,850	$208,457	$232,307
Net Income (Loss)	--	(2,533)	(2,533)
Balances at October 31, 2019	$23,850	$205,924	$229,774

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2019

Cash from Operating Activities	
Net Income (Loss)	$(2,533)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets:	
Receivables:	
Clearing Organization	(2,597)
Commissions	10,003
Other	(1,281)
Prepaid Expenses	(462)
Deferred Tax Benefit	4,916
Increase (decrease) in liabilities:	
Wages and Commissions Payable	(46,861)
Income Tax Payable	-
Other Payables and Accrued Expenses	6,573
Net Cash Provided by Operating Activities	(32,245)
Cash from Investing Activities	
Purchase of Investments	(627,997)
Increase (Decrease) in Value	1,968
Sale of Investments	622,690
Net cash from (used in) investing activities	7,275
Net increase in cash	(39,520)
Cash at beginning of year	195,385
Cash at end of year	$155,865

Arlington Securities Inc.
Notes to Financial Statements
Year Ended October 31, 2019

Note 1 - **Nature of Operations:** Arlington Securities, Inc., (the company) is a broker-dealer formed primarily to sell mutual funds and variable contracts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a member of Securities Investors Protection Corporation (SIPC) and has an insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not carry customer accounts. Accordingly, The Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Note 2 - **Summary of Significant Accounting Policies:**

Revenue Recognition: Commission revenue from securities transactions are recorded on the trade date. Revenue from sales of mutual funds, variable products and insurance products are recorded when earned.

Concentrations of Credit Risk: The Company is not engaged in activities with counter-parties such as banks and other financial institutions. There is no credit risk.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates.

Cash and Securities Segregated Under Federal and Other Regulations: No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds. A reserve account is not required.

Accounts Receivable: An allowance for doubtful accounts was not considered necessary at October 31, 2019. Bad debt expense at October 31, 2019 was $0.

Advertising Costs: The Company did not incur any direct-response advertising costs during the period.

Note 3 - **Fair Value of Financial Instruments:** The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Fair Value Measurement at Reporting Date Using Description

	10/31/2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned, not yet sold	$195,451	$195,451	$ -	$ -

Note 4 - **Net Capital Requirement:** The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2019, Arlington Securities had net capital of $209,203, which was $179,885 in excess of its minimum required net capital of $29,318.

Note 5 - **Income Taxes:** The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred tax benefit. A capital loss carryover of $8,914 to fiscal year ending October 31, 2019 is calculated to provide $2,429 deferred tax benefit assuming a 21% federal and 6.25% state income tax rate.

The Company is taxed as a C Corporation and has never been examined by an income tax authority. The federal and state income tax returns are subject to examination by the respective taxing authorities generally for three years after they are filed. The Company feels it is more likely than not that all tax positions will be fully recognized; therefore, provision for potential interest or penalties has not been made.

Note 6 - **Related Party Transactions:** The Company pays repair and maintenance expenses for a portion of the home of owner where primary office is located. There are no other related party transactions.

Note 7 - **Financial Instruments with Off-Balance Sheet Risk:** In the normal course of business, the Company purchases and sells securities as agent on behalf of its cash or margin customers. If either the customer or counter-party fails to perform the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

Note 8 - **Commitments and Contingencies:** The Company is not involved in any lawsuits and is not party to any asserted or unasserted claims. The Company did not engage the services of an attorney during the fiscal year ended October 31, 2019.

Note 9 - **Subsequent Events:** In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through November 21, 2019, the date the financial statements were available to be issued.

Schedule I

Arlington Securities Inc.

Calculation of Net Capital Reported and Required

As of October 31, 2019

CALCULATION OF NET CAPITAL	
Total shareholder's equity	$229,774
Deductions and charges	-
Non-allowable assets	20,571
Net capital before haircuts on securities positions	209,203
Haircuts on securities	29,318
Net Capital	$ 179,885
AGGREGATE INDEBTEDNESS	
Liabilities shown on Statement of Financial Condition	$ 332,273
Calculated Requirement (6.67% of Aggregate Indebtedness)	$22,152
Statutory Requirement	5,000
Net Capital Requirement (Creater of Above)	22,152
Excess net capital	$157,733
Percentage of Aggregate indebtedness to net capital	185%
RECONCILIATION	
Net capital, as reported in Company's Part IIA (Unaudited) Form X-17A-5 as of October 31, 2019	$179,885

There are no differences between the net capital computations.

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

600 Emerson Road | Suite 124 | St. Louis, MO 63141 | www.haukkruse.com
p: 314.993.4285 | f: 314.993.4288

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Securities, Inc.

We have reviewed management's statements, included in the accompanying "Exemption Report: SEC Rule 17a5(d)(4), in which (1) Arlington Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arlington Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2) (exemption provisions) and (2) Arlington Securities, Inc. stated that Arlington Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Arlington Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arlington Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauk Kruse & Associates LLC

Hauk Kruse & Associates, LLC
Saint Louis, Missouri
December 12, 2019

Arlington Securities Incorporated

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Arlington Securities, Inc. is a broker/dealer registered with the SEC and FINRA.

- Arlington Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended October 31, 2019.

- Arlington Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Arlington Securities, Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of November 1, 2017 through October 31, 2019 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Robert E. Hillard
CEO

140 Marine Lane * St. Louis, Missouri 63146-2236
314-878-1954 * 314-878-5706 (Fax)
Member FINRA - SIPC

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 10/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-38098 FINRA OCT 08/27/1987
ARLINGTON SECURITIES INC
140 MARINE LANE
ST LOUIS, MO 63146

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BOB HILLARD 314-878-1954

2. A. General Assessment (item 2e from page 2) $ 21

B. Less payment made with SIPC-6 filed (**exclude interest**) (30)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (9)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (9)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Robert E Hillard
(Authorized Signature)

Dated the 14 day of NOV, 2019.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 11/1/2018
and ending 10/31/2019

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,184,707
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,158,719
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	7,293
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4509
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,170,521
2d. SIPC Net Operating Revenues	$ 14186
2e. General Assessment @ .0015	$ 21

(to page 1, line 2.A.)